Cassidy Watton

Cassidy's fitness career took off in Malibu, CA where she started in Personal Training and expanded to a vast variety group fitness classes spanning from Spinning to TRX. After years of development under the guidance of mentors with 30+ years experience in the industry, Cassidy left Malibu to take a coaching job with Epic Hybrid Training in Miami where she met her fitness match. After absorbing the program for a year and half, Cassidy became the Head Coach and Programming Director at Epic HQ in NYC and Epic Global. For the last year and a half she has been developing programming and Coaches at all Epic franchise locations, as well as serving as Head Coach at the newest Epic Coral Gables location.